July 2, 2009

United States

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Attn.:  Sash Singh Parikh

Re:

Stellar Pharmaceuticals Inc.

Item 4.01 Form 8-K filed June 9, 2009

File No. 000-31198

In response to your letter dated June 22, 2009 I have attached a copy of the revised Form 8-K filing as referenced to in your letter. The attached revised Notice of Change of Auditors letter has been sent to the Company’s former external auditors with a request for an updated Exhibit 16 letter, if they agree with the changes made.  As I can not be certain as to when I will receive a response back form the former auditors, I am supplying you with the current revised copy, with a revised dating of July 2, 2009, until such time that I am in receipt of the updated Exhibit 16 letter.

I have however, a question in regards to the requested changes and their effect on the 2009 Management Circular issued to the Company’s shareholders.  The Company included in its annual shareholder materials a copy of the notice of change of auditors, as well as, a copy of the former external auditor’s letter.  Since the change above is a change in the documents provided to its shareholders, is the Company required to provide any further notification in regards to the changes made in these notices, other than the filing of the revised copies on Edgar?

The Company hereby acknowledges that;

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Janice Clarke

Chief Financial Officer

Stellar Pharmaceuticals Inc.

STELLAR PHARMACEUTICALS INC.

July 2, 2009

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Securities Exchange Commission

and to

Deloitte & Touche LLP Chartered Accountants

("Deloitte")

and to

McGovern, Hurley, Cunningham, LLP

Chartered Accountants ("MHC")

Dear Sirs/Mesdames:

RE: NOTICE OF CHANGE OF AUDITOR

In compliance with National Instrument 51-102 – Continuous Disclosure Obligations, and Item 4.01 – Change of Registrant’s Certifying Accountant, please be advised as follows:

1.

The former auditor of Stellar Pharmaceuticals Inc. (the “Registrant”), Deloitte & Touche LLP, Chartered Accountants (the “Former Auditor”), has resigned as the independent external auditor of the Registrant effective May 19, 2009 at the Registrant's request.

2.

On May 19, 2009, the Registrant appointed McGovern, Hurley, Cunningham, LLP Chartered Accountants (the “Successor Auditor”) as the Registrant’s independent auditor, with such appointment to be confirmed at the next meeting of shareholders of the Registrant.

3.

The reports of Deloitte on the financial statements of the Registrant for the fiscal years ended December 31, 2008 and 2007, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

4.

The decision to request the resignation of the Former Auditor and the appointment of the Successor Auditor was considered and approved by the Audit Committee of the Board of Directors of the Registrant, as well as, the Board of Directors of the Registrant.

5.

During the fiscal years ended December 31, 2007 and 2008 and the interim period through May 19, 2009, there were no “Reportable Events” within the meaning of National Instrument 51-102 of the Canadian Securities Administrators or Item 304(a)(1)(v) of Regulation S-K of the Securities Exchange Act.

DATED this 2nd day of July, 2009.

ON BEHALF OF THE BOARD OF DIRECTORS

Peter Riehl

President and Chief Executive Officer